09055985

UNITEDSTATES
[illegible]JRITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66251

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tudor, Pickering, Holt & Co. Securities, Inc.

OFFICIAL USE ONLY
129772
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 Bagby, Suite 5000
(No. and Street)

Houston (City) Texas (State) 77002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christine Drusch 713-333-2966
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1201 Louisiana, Suite 2900 Houston TX 77002
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/18

OATH OR AFFIRMATION

I, Christine Drusch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tudor, Pickering, Holt & Co. Securities, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY KAY COLE
Notary Public, State of Texas
My Commission Expires
January 30, 2011

Christine Drusch
Signature

Chief Financial Officer
Title

Mary Kay Cole
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1201 Louisiana
Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Auditors

To the Management Committee and Stockholder of
Tudor, Pickering, Holt & Co. Securities, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Tudor, Pickering, Holt & Co. Securities, Inc. (the "Company") at December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 26, 2009

Tudor, Pickering, Holt & Co. Securities, Inc.
Statement of Financial Condition
December 31, 2008

Assets		
Cash and cash equivalents	$	4,382,759
Restricted cash		711,422
Deposits with clearing broker and others		102,614
Receivable from broker-dealers		393,869
Other trade receivables		503,642
Receivable from affiliate		971,914
Furniture, equipment and leasehold improvements, net		4,020,741
Other assets		321,759
Total assets	$	11,408,720
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued liabilities	$	871,571
Accounts payable to broker-dealers		60,907
Deferred rent		1,242,975
Income tax payable		696,095
Deferred tax liability, net		359,876
Total liabilities		3,231,424
Commitments and contingencies		-
Stockholder's equity		
Common stock, no par value, 1,000,000 shares authorized, 65,000 shares issued and outstanding		6,302,675
Retained earnings		1,874,621
Total stockholder's equity		8,177,296
Total liabilities and stockholder's equity	$	11,408,720

The accompanying notes are an integral part of these financial statements.

Tudor, Pickering, Holt & Co. Securities, Inc.
Statement of Income
Year Ended December 31, 2008

Revenues	
Commissions	$ 16,844,732
Investment banking	21,477,154
Research services	8,008,605
Interest	293,508
Other	6,318
Total revenues	46,630,317
Expenses	
Employee compensation and benefits	33,335,107
Floor brokerage and clearance fees	1,603,553
Marketing and business development	2,197,934
Communications and data processing	719,109
Occupancy	1,890,082
Professional fees	1,089,277
Other expenses	3,237,837
Total expenses	44,072,899
Income before provision for income taxes	2,557,418
Current	
Federal	754,404
State	254,337
	1,008,741
Deferred	
Federal	20,143
State	(3,100)
	17,043
Provision for income taxes	1,025,784
Net income	$ 1,531,634

The accompanying notes are an integral part of these financial statements.

Tudor, Pickering, Holt & Co. Securities, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2008

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balances at January 1, 2008	65,000	$ 5,649,433	$ 592,987	$ 6,242,420
Capital contribution from Parent	-	567	-	567
Share based compensation	-	652,675	-	652,675
Distribution to Parent	-	-	(250,000)	(250,000)
Net income	-	-	1,531,634	1,531,634
Balances at December 31, 2008	65,000	$ 6,302,675	$ 1,874,621	$ 8,177,296

The accompanying notes are an integral part of these financial statements.

Tudor, Pickering, Holt & Co. Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2008

Cash flows from operating activities	
Net income	$ 1,531,634
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	620,831
Loss on disposal of fixed assets	650
Deferred income tax provision	17,043
Share based compensation expense	652,675
Changes in operating assets and liabilities	
Restricted cash	(711,422)
Deposits with clearing broker and others	23,339
Receivable from broker-dealers	144,293
Other trade receivables	1,691,766
Other assets	(242,247)
Accounts payable and accrued liabilities	377,817
Accounts payable to broker-dealers	(32,891)
Deferred rent	(143,418)
Income tax payable	451,003
Net cash provided by operating activities	4,381,073
Cash flows from investing activities	
Purchase of furniture, equipment and leasehold improvements	(1,243,106)
Net cash used in investing activities	(1,243,106)
Cash flows from financing activities	
Distribution to Parent	(250,000)
Capital contribution from Parent	567
Net cash provided by financing activities	(249,433)
Net increase in cash and cash equivalents	2,888,534
Cash and cash equivalents	
Beginning of year	1,494,225
End of year	$ 4,382,759
Supplemental cash flow disclosures	
Income taxes paid	$ 517,157

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

Organization

Tudor, Pickering, Holt & Co. Securities, Inc. (the "Company"), a Texas corporation formed in October 2003 under the name Pickering Energy Partners, Inc., is a limited broker-dealer registered with the Securities and Exchange Commission ("SEC") under rule 15c3-3(k)(2)(i) and is a member of the Financial Industry Regulatory Authority ("FINRA"). As a limited broker-dealer, the Company will not maintain any margin accounts, will promptly transmit customer funds and deliver securities received, and does not hold funds or securities for, or owe money or securities to, customers.

The Company is a wholly owned subsidiary of Tudor, Pickering, Holt & Co., LLC ("Parent").

The Company provides investment banking advice and equity research, sales, and trading for the energy industry and participates in the brokerage of publicly traded securities for commissions. The Company also participates, on a limited basis, in the underwriting of securities offered for initial sale in public markets. The Company is based in Houston, Texas, and maintains a branch office in Denver, Colorado. At December 31, 2008, the Company was registered as a limited broker-dealer in 41 states.

The Company does not carry customer accounts or perform custodial functions relating to customer securities. Accordingly, the Company is exempt under SEC Rule 15c3-3(k)(2)(ii) from certain regulations concerning reserves and protection of customer securities; consequently, Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements pursuant to SEC Rule 15c3-3 are not required.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Restricted Cash

The Company maintains a cash account as collateral for a standby letter of credit, which is classified as restricted cash.

Deposit with Clearing Broker

Under the terms of the agreement with the clearing broker, the Company must maintain in deposit account either cash, U.S. Government or U.S. Government-insured securities, having an aggregate market value of $100,000. The Company must maintain the account until the termination of the clearing agreement. The Company must also maintain a minimum net capital as determined by FINRA rules and provide insurance of at least $1,000,000 during the term of the agreement. The Company is required to be in compliance with applicable local, state and federal regulations.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Banking
Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Advisory fees are recognized upon issuance of invoices.

Research Revenue
The Company provides research on the energy industry and related equity and commodity markets on a daily basis. The Company also produces research on topical issues within the energy sector. Recipients of this research compensate the Company for these market insights by direct payment, trades directed through the Company's trading desk (for commission generation) or through third-party soft dollar payments. Research revenue is recorded as commissions if trades are conducted through the firm's trading desk. Direct payments and soft dollar payments are recorded as revenue when an invoice is requested by the customer or when cash is received.

Depreciation
Furniture and equipment are depreciated on a straight-line basis over their estimated useful lives of three to ten years. Leasehold improvements are depreciated on a straight-line basis over the lesser of the life of the lease or the estimated useful life.

Income Taxes
The Company utilizes the liability method of accounting for income taxes. Under this method, deferred income taxes are recorded based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets or liabilities are recovered or settled.

Share Based Compensation
The Parent has a share based compensation plan for its employees related to its Series C and D Interests ("Interests"). The Parent applies the fair value method of accounting for its share based compensation plan. Compensation expense is recorded for the fair value of the Interests on grant dates and is recognized on a straight-line basis for service condition awards and graded-vesting basis for performance condition awards over the requisite service period of the Interests. Noncash compensation expense is recorded by the Company since the Interests are issued to its employees. The fair value of each Interest award on the applicable grant dates was estimated using the Black-Scholes pricing model. The expected term of the Interests represents the period the Interests are expected to remain outstanding.

New Accounting Standards
In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), *Business Combinations* ("SFAS No. 141(R)"). SFAS No. 141(R) replaces SFAS No. 141, *Business Combinations*. SFAS No. 141(R) requires certain contingent assets and liabilities acquired to be recognized at their fair values on the acquisition date, requires contingent consideration to be recognized in earnings until settled; requires the expensing of most transaction and restructuring costs; and generally requires the reversals of valuation allowances related to acquired deferred tax assets and changes to acquired income tax uncertainties to also be recognized in earnings. This accounting standard is effective for financial statements issued for fiscal years beginning after December 15, 2008. SFAS No. 141(R) is expected to have a material

impact on the Company's accounting for business combinations closing on or after January 1, 2009.

In June 2006, the FAS issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes–an interpretation of FASB Statement No. 109* ("FIN 48"). This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes.* This Interpretation prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for the Company beginning January 1, 2009. Management does not believe the adoption of FIN 48 will have a material impact on the Company's financial condition, net income or cash flows.

2. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company does not hold funds or securities for, or owe money or securities to customers or carry accounts of or for customers. In accordance with paragraph (a)(2) of SEC Rule 15c3-1, the Company is required to maintain minimum net capital equal to the greater of the minimum net capital requirement of $100,000 as defined in the regulations or 6 2/3% of aggregate indebtedness. At December 31, 2008, the Company had net capital of $2,571,782 which resulted in excess net capital of $2,356,354. The Company's ratio of aggregate indebtedness to net capital was 1.26 to 1.

3. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consists of the following:

Furniture and office equipment	$ 1,781,099
Leasehold improvements	3,035,609
Software	116,427
Less: Accumulated depreciation	(912,394)
	$ 4,020,741

Depreciation expense for the year ended December 31, 2008 was $620,831.

4. Income Taxes

A reconciliation of the income tax provision with the amount computed by applying the statutory federal income tax rate to income taxes is as follows:

Expected federal income taxes at 34%	$ 869,523
Meals and entertainment	56,791
Share based compensation	221,910
Affiliate expenses	(280,840)
State income taxes, net of federal benefit	165,816
Other, net	(7,416)
Provision for income taxes	$ 1,025,784

Deferred income taxes resulted from the following temporary differences:

Deferred tax assets		
Deferred rent	$	616,738
State tax loss carryforward		60,678
		677,416
Deferred tax liabilities		
Depreciation		(694,360)
Prior year change from cash to accrual		(342,932)
		(1,037,292)
Net deferred tax liabilities	$	(359,876)

Pursuant to IRC 448, the Company was required to change from a cash basis taxpayer to an accrual basis taxpayer as a result of having average annual gross revenues of greater than $5 million for the previous three years. The IRC 481 adjustment related to this change in accounting method was originally $2,017,247 and will be ratably included in income over four years. The remaining balance of $1,008,623 will be reported as taxable income equally over the remaining two years.

5. Deferred Rent

Deferred rent relates to an incentive payment of $1,434,200 provided by the lessor in 2007 of the Houston office space to reimburse the Company for a portion of the cost of the leasehold improvements. The Company reduced rent expense by $143,424 in 2008 as a result of this incentive.

The amount received was recorded as deferred rent and is being amortized as a reduction to rent expense over the lease term of ten years.

6. Employee Benefit Plan

The Company maintains a defined contribution and profit sharing plan qualified under Section 401(k) of the Internal Revenue Code for the benefit of its employees. The 401(k) Plan allows eligible employees to contribute up to 90% of their eligible compensation, subject to IRS limitations. Under the provisions of the 401(k) Plan, the Company, at its discretion, may make discretionary contributions and match participant contributions, up to 4% of each participant's salary. The Company made matching contributions during 2008 of $338,402.

7. Related Party Transactions

The Parent entered into an office space lease on behalf of the Company. Rent expense during 2008 was paid by the Company.

An officer of the Company provided a $1,600,000 standby letter of credit as security deposit to lease its Houston office space. Fees to renew the standby letter of credit of $18,262 were paid by the Company.

The Company made a $250,000 distribution to the Parent during 2008.

In 2008, the Parent formed a private equity fund, which closed on December 24, 2008. Expenses to form the fund of $917,914 were paid by the Company and are included as a receivable from affiliate in the Statement of Financial Condition.

8. Commitments and Contingencies

The Company leases office space and equipment under operating lease agreements that expire on various dates through 2017. Certain leases contain renewal options and escalation clauses. In addition, the lease for the Houston office space included leasehold improvement incentives as described in Note 5 and rent concessions for the first six months. The Company also subleases a portion of their office space through 2009. Lease expense was approximately $1,396,806, net of sublease rental income of $303,043, for the year ended December 31, 2008 and is included in occupancy expense.

Approximate future minimum rentals under such leases, including the lease held by the Parent but paid by the Company, are as follows:

Years Ending	
2009	$ 1,166,165
2010	1,133,652
2011	1,131,694
2012	1,118,058
2013	1,049,878
Thereafter	3,849,552
	$ 9,448,999

Approximate future rental receipts under the Houston office sublease are $303,043 in 2009.

9. Concentration of Credit Risk

The Company maintains cash deposits with banks and brokerage firms which from time to time may exceed federally insured limits. Management periodically assesses the financial condition of these institutions and believes that any possible loss is minimal.

10. Share Based Compensation

The Parent's grant of Series C and D Interests ("Interests") are considered a share based compensation plan (the "Plan") accounted for under SFAS 123(R). The compensation cost for the Interests was $652,675 for 2008 and is included in employee compensation and benefits expense in the Statement of Income. Compensation expense is recorded over the requisite service period based on straight-line or graded vesting methods for the Interests expected to vest. The Interests vest ratably over three or four years, may also vest based on a benchmark performance of the Company's investment banking division and are dependent upon continuous employment with the Company. In addition, the Plan provides for accelerated vesting if there is a change in control, and the interest holder's employment is terminated within 18 months following a change in control (as defined in the Plan). Employees who are terminated for any reason must forfeit their unvested Interests, and the Company has the right to redeem any or all the vested Interests at Fair Market Value as defined in the Plan.

The fair value of each Interests award was determined by the use of an independent third party appraisal on the date of grant using the Black-Scholes pricing model based on the following assumptions:

	December 31, 2008
Expected volatility	60.00%
Expected term (in years)	3.75
Risk free rate	2.04%
Expected dividend yield	0.00%

Expected volatility is based on the volatility of similar companies in the industry. The expected term of the Interests granted represents the period of time the grants are expected to be outstanding. The risk-free rate is based on the average interest rate of U.S. Treasury Notes with average term equal to the expected life of the Interests at the time the Interests were granted. In addition, a discount of 38.6% for lack of marketability of the Interests was used to determine the fair value of the Interests granted.

A rollforward of nonvested Interests under the Plan as of December 31, 2008 is presented below:

Nonvested Interests	Series C and D Interests	Weighted Average Grant-Date Fair Value*
Nonvested–December 31, 2007	31.25 %	
Granted	7.42	$ 3,722
Vested	(10.24)	
Forfeited	0.00	
Nonvested–December 31, 2008	28.43 %	

* Weighted average grant-date fair value amount for a 1% Series C Interest in the Parent

As of December 31, 2008, total unrecognized compensation cost related to nonvested Interests granted was $1,191,544. That cost is expected to be recognized over a weighted average period of 3.3 years.

11. Subsequent Event

The Company secured $4,500,000 in FINRA approved subordinated loans on January 12, 2009, bearing interest at 8% and maturing February 26, 2009 to support the Company's net capital position.

Tudor, Pickering, Holt & Co. Securities, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2008

Schedule I

Stockholder's equity		$ 8,177,296
Deduct		
Nonallowable assets		
Furniture, equipment and leasehold improvements, net	2,777,767	
Accounts receivable and other assets	2,827,747	
Total nonallowable assets	5,605,514	
Net capital before haircuts on securities position		2,571,782
Haircuts on securities		-
Net capital		2,571,782
Computation of Net Capital Requirement Pursuant to SEC Rule 15c3-1		
Aggregate indebtedness (total liabilities)	3,231,424	
Minimum net capital requirement (the greater of 6-2/3% of aggregate indebtedness or $100,000)		215,428
Net capital in excess of minimum requirements		$ 2,356,354
Ratio of aggregate indebtedness to net capital		1.26 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2008)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 2,598,332
Adjustment to allowable assets	
Audit adjustment to record commission income on trade date basis	20,267
Adjustments to liabilities	
Company adjustment to record federal and state tax liability	145,762
Company adjustment to increase lease operating expense	(192,579)
Net capital	$ 2,571,782

The Company is exempt from the reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3.

The Company is exempt from the possession or control requirements under paragraph (k)(2)(ii) of Rule 15c3-3.

Tudor Pickering, Holt & Co. Securities, Inc.

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1201 Louisiana
Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

To the Management Committee and Stockholder of
Tudor, Pickering, Holt & Co. Securities, Inc.

In planning and performing our audit of the financial statements of Tudor, Pickering, Holt & Co. Securities, Inc. (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2009

PRICEWATERHOUSECOOPERS

Tudor, Pickering, Holt & Co. Securities, Inc.

Financial Statements and Supplemental Schedules
December 31, 2008

Tudor, Pickering, Holt & Co. Securities, Inc.
Index
December 31, 2008